April 3, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mara L. Ransom, Assistant Director

Office of Consumer Products

RE: CAT9 Group Inc.

Registration Statement on Form S-1

File No. 333-222288

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CAT9 Group Inc. (the "Registrant") hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-222288), as amended (the "Registration Statement"), so that it may become effective at 1:00 p.m. Eastern Daylight Time on April 4, 2018, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please confirm that event with our counsel, General Counsel, P.C., by calling Darian B. Andersen Esq., at (405) 341-1001 or submitting the notice of effectiveness via Edgar.

The Company acknowledges the following:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

CAT9 Group Inc. Yudong Miaoshitai #46-9, Bana District, Chongqing, China 40321

www.cat9.cc

Very truly yours,

CAT9 Group Inc.

/s/ WENFA ‘SIMON’ SUN

Wenfa ‘Simon’ Sun

President & CEO, Chairman of the Board of Directors

cc. Darian B. Andersen, General Counsel, P.C.

CAT9 Group Inc. Yudong Miaoshitai #46-9, Bana District, Chongqing, China 40321

www.cat9.cc

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